SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELTIC TIMBER CORPORATION

(Name of Issuer)

Common Stock

(Title of Class Securities)

247850100

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 247850100	13G	Page 2 of 4 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BancorpSouth, Inc. 64-0659571

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☒

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Mississippi

	(5)	SOLE VOTING POWER

		18,604

NUMBER OF

SHARES	(6)	SHARED VOTING POWER

BENEFICIALLY		645,543

OWNED BY

EACH	(7)	SOLE DISPOSITIVE POWER

REPORTING		18,604

PERSON WITH

	(8)	SHARED DISPOSITIVE POWER

		645,971

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

664,575(1)

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%

(12)	TYPE OF REPORTING PERSON (See Instructions)

HC

     (1)  The shares reported hereunder by the reporting person are held in various trust accounts administered by a wholly-owned subsidiary of the reporting person. The reporting person expressly disclaims beneficial ownership of any securities covered by this statement.

CUSIP No. 247850100	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:	Deltic Timber Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:	210 East Elm Street El Dorado, Arkansas 71731

Item 2(a)	Name of Person Filing:	BancorpSouth, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

One Mississippi Plaza, Tupelo, Mississippi 38804

Item 2(c)	Citizenship:	Mississippi

Item 2(d)	Title of Class of Securities:	Common Stock

Item 2(e)	CUSIP Number:	247850100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

	(a)	Amount beneficially owned:		(See Item 9 of cover page hereto)

	(b)	Percent of class:		5.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:	18,604

		(ii)	Shared power to vote or direct the vote:	645,543

		(iii)	Sole power to dispose or to direct the disposition of:	18,604

		(iv)	Shared power to dispose or to direct the disposition of:	645,971

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Beneficiaries of various trusts of which a subsidiary of the filing person is a trustee have the right to receive the receipt of dividends from, or the proceeds from the sale of, certain shares of the common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit 1 hereto.

CUSIP No. 247850100	13G	Page 4 of 4 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2002 (Date)

BANCORPSOUTH, INC.

By:	/s/ Cathy M. Robertson (Signature)

Cathy M. Robertson, Executive VP (Name and Title)

EXHIBIT 1

Identity of Subsidiary	Item 3 Classification

BancorpSouth Bank	BK